Mail Stop 4-06

      July 10, 2005


Jim Miller - Chief Executive Officer
Imageware Systems, Inc.
10883 Thornmint Road
San Diego, CA  92127

	Re:	Imageware Systems, Inc.
		Form 10-K: For the Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005
      File No. 001-15757

Dear Mr. Miller:

      We have reviewed your response to our letter dated April 21, 2005 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Condensed Consolidated Balance Sheet as of March 31, 2005

1. Tell us how you considered the requirement set forth in Article 10(c)1 of Regulation S-X which states that both an interim balance sheet as of the end of the most recent fiscal quarter and a balance sheet as of the end of the preceding fiscal year shall be provided for filings on a Form 10-Q.

Controls and Procedures, page 22
2. Your disclosure regarding your disclosure controls and procedures indicates that your CEO and CFO concluded that your disclosure controls and procedures were adequate and sufficient to ensure that information required to be disclosed by the Company in the reports that it files under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Commission`s rules and forms. It does not appear that your officers have reached the conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K and Release
33-8238.

      As appropriate, please respond to these comments via EDGAR within 10 business days of the date of this letter. You may request additional time to respond, as necessary. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Megan Akst, Staff Accountant, at (202) 942-
1793
or Kathleen Collins, the Branch Chief who supervised this review, at
(202) 942-2814 if you have questions regarding comments on the financial statements and related matters, or me at (202) 942-1800 with any other questions.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
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Imageware Systems, Inc.
July 10, 2005
Page 3